Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation
Carrier Access Operations Company	Colorado
Carrier Access Distribution Company	Colorado
Nevko, Inc.	Nevada
Carrier Access Holding Company	Delaware
Paragon Networks International, Inc.	Delaware
Paragon Networks Canada Ltd.	Canada
*CA Worldwide CV	Netherlands

*	Partnership between Carrier Access Corporation and Carrier Access Holding Company